Ergovision, Inc., One Fairchild Court, Plainview, NY  11803
Phone: 516-349-1110 Fax: 516-349-9191

                                                                  March 16, 1999

James J. Armenakis
65 Bleecker Street
New York, NY  10012

Dear Jim:

The following will constitute our consulting agreement (the "Consulting Agreement") between Ergovision, Inc. (the "Company") and James J. Armenakis (the "Consultant").

1. Retention. The Company retains the Consultant as an adviser of the Company to provide services of two days per month (the "Consulting Services") for the period (the "Consulting Period") commencing on the date hereof and terminating on March 31, 2000. The Consultant accepts such engagement and agrees to provide the Consulting Services, in connection with the operation of the Company's business.

2. Compensation. As full and complete compensation for Consultant's services for the Consulting Period the Company shall simultaneously grant a stock option to Consultant for 150,000 shares of the Company's Common Stock at an exercise price of $1.00 per share that is immediately exercisable and shall be for a term of 3 years from the date hereof. The Consultant shall also receive additional stock options, each for a term of 3 years, during the Consulting Period for a total of 60,000 shares of the Company's Common Stock, at the rate of 5,000 shares each month at an exercise price equal to closing ask price on the first trading day of each month commencing April 1, 1999.

3. Consulting Time. During the Consulting Period of this Agreement Consultant covenants and agrees that Consultant will provide the necessary consulting time to carry out his Consulting Services for the Company or persons or organizations whom or which the Company may designate.

4. Confidential Information. The Consultant agrees that any and all confidential information, including know-how and trade secrets, that may be imparted to Consultant by the Company shall be maintained confidential and secret, and the Consultant agrees not to use or disclose the same to others except to officers and duly authorized employees and representatives of the Company except with the prior written consent and approval of the Company.

5. Termination. The Company may terminate this Consulting Agreement for Cause. As used herein, "Cause" shall mean the breach by the Consultant in any material respect of any covenant or agreement contained herein. If the Company terminates this Consulting Agreement for Cause, or this Consulting Agreement is terminated as the result of the death, disability, or resignation of the Consultant,


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the Company's only obligation shall be to pay the compensation referenced in
Section 2 hereof until such date.

6. Status. The Consultant shall for all purposes hereunder be deemed an independent contractor and not an employee or agent of the Company. The Consultant hereby covenants and agrees that he will not do any act or incur any obligation on behalf of the Company of any kind whatsoever, except as authorized by the Company.

7. Notices. All notices required and allowed hereunder shall be in writing, and shall be deemed given if delivered personally or sent by certified mail, return receipt requested, first class postage and registration fees prepaid, and correctly addressed to the party for whom intended at its address set forth on the first page or to such other address as has been most recently specified for a party by notice to all other parties.

8. Return of Company Property. Consultant agrees that following the termination of this Consultant Agreement for any reason, Consultant shall return all property of the Company which is then in or thereafter comes into Consultant's possession, including, but not limited to, documents, contracts, agreements, plans, photographs, books, notes, electronically stored data and all copies of the foregoing as well as any other materials or equipment supplied by the Company to the Consultant.

9. Assignment. The Consultant's obligations under this Consultant Agreement may not be assigned or transferred to any other person, firm, or corporation without the prior written consent of the Company.

10. Amendment, Modification or Waiver. No amendment, modification or waiver of any condition, provision or terms of this Consultant Agreement shall be valid or of any effect unless made in writing and signed by both parties. Any waiver by any party of any default of another party shall not affect or impair any rights arising from any subsequent default. Nothing herein shall limit the remedies and rights of the parties hereto under and pursuant to this Consultant Agreement.

11. Entire Agreement. This Consultant Agreement contains the entire understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such subject matter.

12. Captions, Headings, or Titles. All captions, headings or titles in the sections of the Consultant Agreement are inserted for convenience of reference only and shall not constitute a part of this Agreement or a limitation of scope of the particular sections to which they apply.

13. Counterparts. This Consultant Agreement may be signed in counterparts and shall become effective as if executed in a single, complete document as of the date hereof upon its execution by both parties. Facsimile


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signatures of the undersigned parties will have the same force and effect as original signatures.

14. Governing Law. This Consulting Agreement and the rights and obligations of the parties hereunder and any other instruments or documents issued hereunder shall be construed, interpreted and enforced in accordance with the laws of the State of New York, exclusive of its choice-of-law principles.

If the foregoing is in accordance with your understanding of the agreement between us, will you kindly signify same by signing this Consultant Agreement in the space provided below.

                                          Sincerely,

Agreed and Accepted                       ERGOVISION, INC.
as of the above date


/s/ James J. Armenakis                    /s/ Mark H. Levin
-----------------------                   ------------------------
James J. Armenakis                        Mark H. Levin, President


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